

August 25, 2009

Via Facsimile (949) 203-6161 and U.S. Mail

Nicholas J. Yocca, Esq.
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

> **Re: CNS Response, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed August 25, 2009**
> **by Leonard J. Brandt**
> **File No. 000-26285**

Dear Mr. Yocca:

We have reviewed the above-referenced filing and have the following comments.

Revised Preliminary Proxy Statement

Form of Proxy Card

1. We note the revisions made. The disclosure appearing in bold font setting forth the appointment of Leonard J. Brandt to serve as a proxy still states that the grant of proxy authority is for "any meeting of Stockholders of the Company, and at any adjournment(s) or postponement(s) thereof." Please correct the disclosure such that it is consistent with the other changes you have made.

2. Please confirm that shareholders will have a reasonable amount of time to receive, review, consider and respond to your proxy solicitation, especially given the potential five business day delay in delivery of your proxy materials to security holders resulting from the operation of Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

Closing Comments

      Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      Mellissa Campbell Duru
      Special Counsel
      Office of Mergers and Acquisitions